Mail Stop 4561

April 14, 2009

Thomas J. Stallings
Chief Executive Officer
Easylink Services International Corporation
6025 The Corners Parkway, Suite 100
Norcross, Georgia 30092

Re: **Easylink Services International Corporation**
        Form 10-K for the fiscal year ended July 31, 2008
        Filed October 21, 2008
        Form 10-Q for the quarterly period ended January 31, 2009
        Filed March 17, 2009
        File No. 000-24996

Dear Mr. Stallings:

        We have reviewed your response letter dated March 11, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 18, 2009.

Form 10-K for the fiscal year ended July 31, 2008

Item 1. Business

Pro Forma Financial Information, page 4

1.   Your response to prior comment number 1 indicates that you will make changes
        to your disclosures in future filings. However, your response did not address how
        the disclosures in your 2008 Form 10-K comply with the requirements of Article
        11 of Regulation S-X. Please tell us whether this pro forma information was
        prepared in accordance with Article 11 and tell us how you considered the
        presentation requirements contained in Article 11. In this regard, we note that
        you have not provided a reconciliation of actual to pro forma amounts, have not
        disclosed the nature of the adjustments made and you have not disclosed why this
        information is useful. Please also explain to us why you believe that a discussion

of pro forma results in the MD&A would not add material value to the readers of your financial statements. In this regard, we note that this acquisition was material to your operations and therefore the results for the three years ended July 31, 2008 were not prepared on a consistent basis.

Liquidity and Capital Resources, page 30

2.   We note your response to prior comment number 4 and it remains unclear to us why you did not disclose any known or reasonably likely cash requirements associated the prepayment obligations (i.e. Excess Cash Flows). In this regard, we note that you appear to have had Excess Cash Flow as of July 31, 2008 and we also note that you paid approximately $6.8 million in accordance with the Excess Cash Flow provisions in the quarter ended October 31, 2008. Please explain further why you did not believe that enhanced disclosures were required as of July 31, 2008.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies and Procedures

Reclassifications, page F-10

3.   Your response to prior comment number 7 indicates that the reclassified costs primarily consist of customer setup and post-sales support services. Please explain, in greater detail, the nature of these costs and explain why you believe these costs have no direct relationship with your revenue generating activities. In this regard, these costs appear to be part of the service that you are providing directly to your customers. Please further explain why you do not believe that the reclassifications represent corrections of errors and tell us how you concluded that the adjustments are not material to cost of services or general and administrative expenses. We note that your response indicates that the reclassification was made to "properly reflect" these expenses and this statement appears to imply that they were previously not properly reflected. Also, explain to us why you believe that it is more appropriate to measure materiality based on combined results. In this regard, it is unclear to us why this would be appropriate considering that combined financial statements are not presented for fiscal 2007 and 2006.

Revenue Recognition, page F-11

4.   We note your response to prior comment number 8. As previously requested, please tell us how you determine the units of accounting and allocate value to the deliverables in your multiple element arrangements. Please tell us how you apply

       EITF 00-21 to an arrangement that includes implementation, interconnection, data mapping and subscription services.

5.   Your response to prior comment number 9 indicates that revenues from implementation fees are immaterial. Please tell us the total amount of implementation fees recognized for each fiscal year presented in your financial statements. As part of your response, please explain how these implementation fees differ from the setup fees discussed in prior comment number. 7.

Note 10. Income Taxes, page F-27

6.   Your response to prior comment number 11 indicates that the most significant positive evidence considered when releasing the valuation allowance was the generation of pre-tax income for four straight years. Please tell us how you considered your domestic pre-tax losses during fiscal 2008 in your analysis. In this regard, we note that a significant amount of your deferred tax assets that were reduced by the valuation allowance related to domestic operating loss carryfowards. Refer to paragraphs of 17 and 21 of SFAS 109. As part of your response, tell us whether you continue to believe the reversal of your valuation was appropriate in light the significant pre-tax losses incurred during the six months ended January 31, 2009.

Note 11. Indebtedness, page F-30

7.   We note your response to prior comment number 12. As previously requested, please provide us with an analysis of how you considered each of the criteria outlined in paragraphs 12 to 32 of EITF 00-19 when determining the classification of the warrants. As part of your response, please tell us whether your common shareholders will also receive cash when a "Fundamental Transaction" occurs. Refer to paragraph 27 of EITF 00-19.

Form 10-Q for the quarterly period ended January 31, 2009

Condensed Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

Note 6. Fair Value Reporting, page 7

8.   Your disclosures on page 8 indicate that the carrying amount of the notes payable is $51,315,875; however, the carrying amount on your balance sheet appears to be $41,105,881. Please advise.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Chris Davis, Assistant Chief Accountant, at (202) 551-3408, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief